Exhibit 99.4

To the Board of Directors of Paramount Energy Operating Company,

as Administrator of Paramount Energy Trust

On March 8, 2010, we reported on the consolidated balance sheets of Paramount Energy Trust (the “Trust”) as at December 31, 2009 and 2008 and the consolidated statements of earnings and deficit and cash flows for the years then ended. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled “Reconciliation of Canadian and United States Generally Accepted Accounting Principles”. This supplemental note is the responsibility of the Trust’s management. Our responsibility is to express an opinion on this supplemental note based on our audits.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

KPMG LLP
Chartered Accountants
Calgary, Canada
March 8, 2010

To the Board of Directors of Paramount Energy Operating Company,

as Administrator of Paramount Energy Trust

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Trust’s financial statements, such as the change described in Note 1 (Goodwill and Intangible Assets) to the consolidated financial statements as at December 31, 2009, and for the year then ended. Our report to the unitholders dated March 8, 2010 is expressed in accordance with Canadian reporting standards, which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

KPMG LLP

Chartered Accountants
Calgary, Canada
March 8, 2010

RECONCILIATION OF FINANCIAL STATEMENTS TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

The consolidated financial statements of the Trust have been prepared in accordance with Canadian GAAP which, in most respects, conform to US GAAP. Significant differences between Canadian and US GAAP, as they apply to the Trust, are as follows:

Consolidated statements of earnings and comprehensive income

(thousands of Canadian dollars, except for per Trust Unit amounts)

	Year Ended December 31
	2009	2008

Net earnings - Canadian GAAP, as reported	$14,393	$30,785
US GAAP adjustments:
Non-controlling interest (f)	(839)	(192)
Accretion expense on convertible debentures (b)	1,363	1,346
Debenture amendment fees (b)	(1,036)	—
Accounting for trust unit based compensation (c)	3,251	3,321
Acquisition costs related to Profound acquisition (e)	(3,315)	—
Bargain purchase gain on Profound acquisition (e)	8,532
Depletion, depreciation and accretion (e)	(756)	—

Net earnings – US GAAP	$21,593	$35,260

Net earnings per Trust Unit before change in redemption value of Trust Units – US GAAP
Basic	$0.18	$0.32
Diluted	$0.18	$0.31

Consolidated balance sheets

(thousands of Canadian dollars)

	As at December 31, 2009		As at December 31, 2008
	Cdn GAAP	US GAAP	Cdn GAAP	US GAAP

Share-based compensation liability (c)	—	(6,473)	—	(2,318)
Property, plant & equipment (e) (f)	921,705	939,137
Convertible debentures (b)	(220,197)	(230,168)	(227,366)	(236,034)
Other assets (b)	—	2,722	—	4,601
Temporary equity (a)	—	(592,998)	—	(513,439)
Unitholders’ capital (a) (e) (f)	(1,156,245)	(1,479)	(1,108,453)	(1,871)
Non-controlling interest (a) (f)	(1,479)	—	(1,871)	—
Contributed surplus (c)	(19,470)	—	(12,873)	—
Equity component of convertible debentures (b)	(10,844)	—	(7,335)	—
Deficit (a) (b) (c) (e) (f)	932,680	335,409	871,235	262,398

a)	Unitholders’ equity

Unitholders’ equity consists primarily of Trust Units. The Trust Units are redeemable at any time on demand by the holders, which is required for PET to retain its Canadian mutual trust fund status. The holders are entitled to receive a price per Trust Unit equal to the lesser of 90 percent of the weighted average trading price of the Trust Units on the principal market on which they are traded for the 10 day period after the Trust Units have been validly tendered for redemption and the closing market price of the Trust Units on the redemption date.

Under US GAAP, it is required that equity with a redemption feature be presented as temporary equity between the liability and equity sections of the balance sheet. The temporary equity is shown at an amount equal to the redemption value based on the terms of the Trust Units. Changes in the redemption value from year to year are charged to accumulated earnings. All components of Unitholders’ equity related to Trust Units are eliminated. For the year ended December 31, 2009, temporary equity increased by $79.6 million corresponding to the increase in the redemption value of the Trust Units for the respective period. For the year ended December 31, 2008, temporary equity decreased by $107.8 million corresponding to the decrease in the redemption value of the Trust Units for the respective period.

b)	Convertible Debentures

The Trust’s outstanding convertible debentures are “conventional” convertible debentures for US GAAP purposes and are therefore classified entirely as debt on the Trust’s balance sheet. As a result, the Trust has reclassified $10.8 million ($7.3 million in 2008) related to the equity component of convertible debentures under Canadian GAAP to the convertible debentures liability for US GAAP. In addition, $1.4 million ($1.3 million in 2008) in accretion expense related to the equity component of convertible debentures for Canadian GAAP has been reversed for US GAAP.

Under US GAAP, fees related to the issuance of convertible debentures are not netted against the corresponding debt instrument. This resulted in a reclassification from convertible debentures to other assets in the amount of $2.7 million ($4.6 million in 2008).

The Trust amended one series of convertible debentures in 2009, increasing the interest rate and decreasing the conversion price, as well as extending the maturity date. Costs of $1.0 million related to the amendment were capitalized and netted against the carrying amount of the debentures for Canadian GAAP. Under US GAAP, these costs are expensed as incurred.

c)	Accounting for Share-based compensation

In accordance with ASC 710 “Share-Based Payments”, rights granted under the Trust’s Unit Incentive Plan and Bonus Rights Plan (“Incentive Rights”) are considered liability awards whereas under Canadian GAAP they are being accounted for as equity awards. Under Canadian GAAP, Incentive Rights are fair valued at grant date and recognized in earnings over the expected life of the Incentive Right. For US GAAP, outstanding Incentive Rights were measured at fair value on January 1, 2006 and recorded as a liability on the Trust’s balance sheet, with a charge to net earnings. The liability was reduced for exercises of Incentive Rights during the year. The liability for outstanding Incentive Rights was re-valued again on December 31, 2007, December 31, 2008 and December 31, 2009 and will be re-valued at each balance sheet date, with the differences in fair value in each period being charged to earnings. Contributed surplus amounts recorded in respect of Incentive Rights under Canadian GAAP have also been eliminated under US GAAP. In accordance with US GAAP an Incentive Right forfeiture rate of 10.1% is factored into share-based compensation expense, whereas for Canadian GAAP forfeitures are accounted for in the period in which they occur.

d)	Income Taxes

The Trust adopted ASC 740-10-25, Accounting for Uncertainty in Income Taxes on January 1, 2007. The implementation of the provisions under FIN 48 did not have a material impact on the U.S. GAAP financial statements of the Trust and no adjustment to the beginning balance of retained earnings was required due to the adoption of FIN 48.

PET is subject to Canadian federal and provincial income taxes. The years 2003 through 2007 are open for examination. No taxation years have been examined by the Canada Revenue Agency since the Trust’s inception.

PET’s continuing practice is to recognize interest and penalties related to income tax uncertainties in interest expense. Included in interest expense for the year ended December 31, 2009 was nil for interest and penalties (year ended December 31, 2008 – nil). At December 31, 2009, the Trust had nil accrued for interest and penalties (December 31, 2008 - nil).

e)	Profound Acquisition

On June 30, 2009, the Trust acquired 67.3 percent of the outstanding common shares, thereby gaining control, of Profound Energy Inc. (“Profound”). On August 13, 2009, the Trust completed the second stage of the transaction, acquiring the remaining 32.7 percent of Profound’s outstanding shares. Differences in accounting for the transaction under Canadian GAAP as compared to U.S. GAAP are as follows.

	Increase (decrease) in account
Difference	Temporary equity	Property, plant and equipment	Net earnings
Trust Unit consideration (i)	14,150	14,150
Non-controlling interest acquisition (ii)	(1,179)	(1,179)
Acquisition costs (iii)		(3,315)	(3,315)
Bargain purchase gain (iv)		8,532	8,532
Depletion and depreciation (v)		(756)	(756)

Total	12,971	17,432	4,461

(i)	The consideration for the Profound shares included 10.0 million Trust Units, which were measured, under Canadian GAAP, using the trading price of the Trust Units of $3.21 for the five days surrounding the announcement date of March 31, 2009. Under U.S. GAAP, the Trust Units are measured using the trading price as of the acquisition date of June 30, 2009, which was $4.57 per Trust Unit.
(ii)	Under U.S. GAAP, the acquisition of the remaining non-controlling interest in Profound on August 13, 2009 is treated as an equity transaction. Under Canadian GAAP this acquisition is accounted for using a separate purchase price allocation, excluding the additional increase in fair value of 32.7 percent of the net acquired assets and liabilities from the non-controlling interest.
(iii)	Costs of $3.3 million related to the acquisition were capitalized in accordance with Canadian GAAP; these costs have been expensed for U.S. GAAP.
(iv)	The Trust’s allocation of the purchase price to the fair values of the assets and liabilities of Profound, which under US GAAP is done in a one-step transaction versus Canadian GAAP in a two-step transactions, resulted in negative goodwill, which under Canadian GAAP is reallocated to long-term non-monetary assets of the acquiree. Under U.S. GAAP, negative goodwill is recorded to earnings as a bargain purchase gain.
(v)	Due to the higher values for the Profound fixed assets allocated under U.S. GAAP, depletion and depreciation expense for the current period increases.

f)	Recent U.S. Accounting Pronouncements

In December 2007, the FASB issued an update to ASC 805, Business Combinations, which applies to all transactions and other events in which one entity obtains control over one or more other businesses. It also broadens the fair value measurement and recognition of assets acquired, liabilities assumed, and interests transferred as a result of business combinations; and acquisition related costs will generally be expensed rather than included as part of the basis of the acquisition. The amended guidance also expands required disclosures to improve the ability to evaluate the nature and financial effects of business combinations. The amended guidance became effective for all transactions entered into on or after January 1, 2009. The adoption of this guidance on January 1, 2009 had an effect on PET’s consolidated financial statements; Refer to note e) for further detail.

As of January 1, 2009, PET adopted, for U.S. GAAP purposes, ASC 810-10 “Consolidation”. This standard requires a non-controlling interest in a subsidiary to be classified as a separate component of equity. The standard also changes the way the U.S. GAAP consolidated statement of earnings is presented by requiring net earnings to include the amounts attributable to both the parent and the non-controlling interest and to disclose these respective amounts. The adoption of this standard requires PET to disclose its non-controlling interest in a subsidiary as a component of equity on the Consolidated Financial Statements, for U.S. GAAP.

In June 2009, FASB issued the Accounting Standards Update (“ASU”) 2009-01, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles” which establishes the FASB Accounting Standards Codification (“ASC”) as the sole source of authoritative accounting principles recognized by FASB for nongovernmental entities. Rules and interpretive releases of the SEC also continue to be sources of authoritative U.S. GAAP for SEC registrants. The Codification was not intended to change existing U.S. GAAP and therefore it did not have an effect on PET’s Consolidated Financial Statements under U.S. GAAP.

On December 31, 2008, the SEC published final rules and interpretations updating its oil and gas reporting requirements. Under US GAAP, companies using the full cost method of accounting for oil and gas producing activities perform a ceiling test on each cost centre using discounted estimated future net revenue from proved oil and gas reserves using a discount rate of 10 per cent. Effective for the year ended December 31, 2009, prices to be used in the US GAAP ceiling test are computed as an unweighted arithmetic average of the price as of the first day of each month for the 12 month period preceding the reporting date. PET accounts for its oil and gas assets using successful efforts method of accounting and as such, the ceiling test rule did not apply to the Trust; however, the use of average pricing had an impact on PET’s depletion rate.